CUSIP 08579W 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Berry Plastics Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

08579W 103

(CUSIP Number)

October 4, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (Entities Only) GRAHAM BERRY HOLDINGS, LP EIN 35-2277833
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 6,125,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,125,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting (See Instructions) PN

CUSIP 08579W 103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (Entities Only) GRAHAM BERRY HOLDINGS GP, LLC EIN 32-0180538
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 6,125,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,125,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting (See Instructions) OO (Limited Liability Company)

CUSIP 08579W 103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (Entities Only) GRAHAM PARTNERS II, L.P. EIN 27-0102707
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 6,125,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,125,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,125,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting (See Instructions) PN

CUSIP 08579W 103

Item 1(a).	Name of Issuer: Berry Plastics Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 101 Oakley Street Evansville, IN 47710

Item 2(a).

Name of Person(s) Filing:

Graham Berry Holdings, LP

Graham Berry Holdings GP, LLC

Graham Partners II, L.P.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement on behalf of Graham Berry Holdings, LP (“Holdings”), Graham Berry Holdings GP, LLC (“GP”) and Graham Partners II, L.P. (“GP II”).

Because GP is the general partner of Holdings, and because GP II is the sole member of GP, GP and GP II may be deemed to be the beneficial owners of all the shares of common stock owned by Holdings. Holdings, GP, and GP II (collectively, the “Item 2 Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 3811 West Chester Pike Building 2, Suite 200 Newtown Square, PA 19073
Item 2(c).	Citizenship: Delaware
Item 2(d).	Title of Class of Securities: Common Stock , par value $0.01

Item 2(e).	CUSIP Number: 08579W 103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

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(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment           Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)

Amount beneficially owned

Holdings is the beneficial owner of 6,125,000 of common stock.

GP, as general partner of Holdings, and GP II, as the sole member of GP, are also reporting persons. However, GP and GP II disclaim beneficial ownership of any such shares in which they do not have a pecuniary interest.

	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 6,125,000
(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,125,000

(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

CUSIP 08579W 103

Not applicable.
Item 8.

Identification and Classification of Members of the Group:

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and Rule 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 9.	Notice of Dissolution of Group: Not applicable.
Item 10.	Certification: Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 11th day of February, 2013.

GRAHAM BERRY HOLDINGS, LP

By:	Graham Berry Holdings GP, LLC,
Its:	General Partner

By:	Graham Partners II, L.P.,
Its:	Sole Member

By:	Graham Partners Management II, L.P.
Its:	Manager

By:	Graham Partners Management GP II, L.L.C.
Its:	General Partner

By:	Graham Partners, Inc.
Its:	Managing Member

By:	/s/ Christopher A. Lawler
By: Christopher A. Lawler
Its: Managing Principal

GRAHAM BERRY HOLDINGS GP, LLC

By:	/s/ Christopher A. Lawler
By: Christopher A. Lawler
Its: President

GRAHAM PARTNERS II, L.P.

By: Graham Partners Management II, L.P.
Its: Manager

By: Graham Partners Management GP II, L.L.C.
Its: General Partner

By: Graham Partners, Inc.
Its: Managing Member

By:	/s/ Christopher A. Lawler
Name: Christopher A. Lawler
Title: Managing Principal

CUSIP 08579W 103

Exhibit A

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock, $0.01 par value per share of Berry Plastics Group, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

EXECUTED as a sealed instrument this 11th day of February, 2013.

GRAHAM BERRY HOLDINGS, LP

By: Graham Berry Holdings GP, LLC,
Its: General Partner

By: Graham Partners II, L.P.,
Its: Sole Member

By: Graham Partners Management II, L.P.
Its: Manager

By: Graham Partners Management GP II, L.L.C.
Its: General Partner

By: Graham Partners, Inc.
Its: Managing Member

By:	/s/ Christopher A. Lawler
By: Christopher A. Lawler
Its: Managing Principal

GRAHAM BERRY HOLDINGS GP, LLC

By:	/s/ Christopher A. Lawler
By: Christopher A. Lawler
Its: President

GRAHAM PARTNERS II, L.P.

By: Graham Partners Management II, L.P.
Its: Manager

By: Graham Partners Management GP II, L.L.C.
Its: General Partner

By: Graham Partners, Inc.
Its: Managing Member

CUSIP 08579W 103

By:	/s/ Christopher A. Lawler
Name: Christopher A. Lawler
Title: Managing Principal